VIA EDGAR

Critical Path

350 The Embarcadero

San Francisco, CA 94105

(415) 541-2500

April 5, 2005

Secretary

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Critical Path, Inc. – Form S-3

Dear Sir or Madam:

On behalf of Critical Path, Inc. (the “Registrant”), attached please find the following for filing: Registrant’s registration statement on Form S-3 (the “Registration Statement”). The Registration Statement is filed under the Securities Act of 1933, as amended. The Registrant has excluded from its Annual Report on Form 10-K Management’s Report on Internal Control over Financial Reporting (the “404 Report”) pursuant to the Security and Exchange Commission’s order under Section 36 of the Securities Exchange Act of 1934 Granting an Exemption from Specified Provisions of Exchange Act Rule 13a-1 and 15d-1, dated November 17, 2004 (the “Order”). If the 404 Report is not filed within the 45-day period prescribed by the Order, the Registrant undertakes to amend the Registration Statement to a registration form appropriate for which the Registrant is then eligible to use.

Please direct any inquiries regarding this filing to the undersigned at (415) 541-2500.

Sincerely yours,

/s/ Michael Zukerman, Esq.

for Critical Path, Inc.

Enclosures

cc:	Gregg Vignos, Esq. (w/ enclosures)